December 5, 2005

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U.S. Geothermal Inc. Registration Statement on Form SB-2 File No. 333-123931

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the Commission permit the immediate withdrawal of the registration statement of U.S. Geothermal, Inc., a Delaware corporation (the "Registrant"), on Form SB-2 (File No. 333-123931), filed with the Commission on April 7, 2005 (the “Registration Statement”).

      The Registrant requests the foregoing withdrawal in order to provide for its compliance with the provisions of Rule 155(c) under the Securities Act inasmuch as it anticipates undertaking a private offering subsequent to withdrawal in reliance on Rule 155(c).

      This will confirm that no offers or sales of securities have been made by or on behalf of the Registrant in connection with the offering described in the Registration Statement.

      We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (208) 424-1027, or Susan E. Lehr of Williams, Kastner & Gibbs PLLC at (206) 628-6600.

Respectfully submitted, U.S. Geothermal Inc. /s/ Daniel J. Kunz Daniel J. Kunz, President